15046069

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

SEC FILE NUMBER
8-22621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOVEREIGN LEGACY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 NW BROAD STREET
(No. and Street)

SOUTHERN PINES, (City) NC (State) 28387 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE M WESTBROOK 910-692-8271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARHAM, GUY, & MC KNIGHT CPA STEVEN M GUY
(Name – *if individual, state last, first, middle name*)

211 E, SIX FORKS RD., STE 112, RALEIGH, NC 27609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/19/15

OATH OR AFFIRMATION

I, JACQUELINE M. WESTBROOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOVERIGN LEGACY SECURITIES, INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public my comm exp 7/28/19

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOVEREIGN LEGACY SECURITIES, INC.

FINANCIAL STATEMENTS
with the
INDEPENDENT AUDITORS' REPORT
AND OTHER FINANCIAL INFORMATION

For the Year Ended December 31, 2014

BG&M

BARHAM GUY & MCKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

To The Board of Directors
Sovereign Legacy Securities, Inc.
Southern Pines, North Carolina

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying financial statements of Sovereign Legacy Securities, Inc. (a New York corporation), which comprise the statement of financial condition as of December 31,2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Sovereign Legacy Securities, Inc.'s management is responsible for these financial statements.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Sovereign Legacy Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Sovereign Legacy Securities, Inc.'s financial statements. The supplemental information is the responsibility of Sovereign Legacy Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable,

and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Barham Guy & McKnight, P.A.

Barham Guy & McKnight, P.A.
Raleigh, North Carolina
February 25, 2015

SOVEREIGN LEGACY SECURITIES, INC.

Audited Financial Statements
and Other Financial Information

For the year ended December 31, 2014

Contents

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2014

		2014
ASSETS		
Current Assets:		
Cash and cash equivalents	$	36,666
Commission receivable		53,646
Other receivable		42
Prepaid asset		6,654
Total Current Assets		97,008
Property and equipment		78,074
Less: accumulated depreciation		(78,074)
Total Assets	**$**	**97,008**

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Payroll taxes	$	1,200
Commissions payable		39,290
Current note payable (see note 6)		830
Other accrued expenses		2,079
Total Current Liabilities		**43,399**
Stockholders' Equity:		
Common Stock, $1 par value, 200 shares authorized, 200 issued and outstanding		200
Paid in capital		103,945
Retained Earnings (Deficit)		(50,536)
Total Stockholders' Equity		53,609
Total Liabilities and Stockholders' Equity	**$**	**97,008**

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF OPERATIONS AND CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2014

		2014
COMMISSION REVENUE	$	76,099
VARIABLE CONTRACT REVENUE		310,527
TOTAL REVENUE		**386,626**
EXPENSES		
Officers' salary		68,820
Repairs and maintenance		784
Telephone and utilities		800
Advertising		-
Office expense		1,040
Legal and accounting		32,991
Commission		266,967
Payroll taxes		5,496
Insurance		909
Taxes and licenses		-
Miscellaneous expense		1,702
Regulatory expense		6,363
Total Expenses		385,872
OPERATING INCOME (LOSS)		**754**
Other income (expense)		
Interest		18
Gain/(loss) on sale of securities		-
Gain on sale of asset		-
Bad Debt		-
TOTAL OTHER INCOME (EXPENSE)		**18**
NET INCOME(LOSS) BEFORE INCOME TAXES		**772**
Provision for income taxes		-
NET INCOME (LOSS) AFTER INCOME TAXES		**772**
CHANGES IN STOCKHOLDERS' EQUITY		
Beginning Stockholders' Equity		**46,172**
Net Income (Loss)		**772**
Additional paid in capital		**6,665**
Ending Stockholders' Equity	**$**	**53,609**

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2014

		2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	772
Adjustments to reconcile net Income		
to net cash provided (used) by operating activities:		
(Gain)/loss on sale of marketable securities		-
Changes in operating assets and liabilities:		
(Increase) Decrease in receivable & prepaid		(39,229)
Increase (decrease) in accrued expense		32,204
Net cash provided (used) by operating activities		**(6,253)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities		-
Net cash from investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		6,665
Net cash from financing activities		**6,665**
NET INCREASE (DECREASE) IN CASH		**412**
Cash and cash equivalents at beginning of year		36,254
Cash and cash equivalents at end of year	**$**	**36,666**

SUPPLEMENTAL DISCLOSURES

Cash paid during the year for:	
Interest expense	368
Income taxes	-0-

See Accompanying Notes to Financial Statements.

SOVEREIGN LEGACY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE 1 – SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

The company generates its revenues by placing private transactions for individual investors. The company is a non-carrying, non-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority.

Accounting Method

The company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the Securities and Exchange Commission and by the Financial Industry Regulatory Authority, and it follows accounting and recording keeping policies established by those agencies.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized.

Income taxes

Income taxes are provided for the tax effects of the transaction reported in the financial statement. Current income taxes are based upon the year's taxable income for Federal and State income tax reporting purposes. There has not been recent examination by the Internal Revenue Service and the only open years subject to examination are generally the years ending after December 31, 2010. There is a net operating loss carryforward of $82,797 reported from the latest filed corporate tax return (2/28/14), with loss carryforwards expiring as follows (year expiring, amount expiring): 2021 $3,111, 2022 $20,232, 2023 $7,435, 2024 $3,652, 2025 $575, 2026 $718, 2027 $6,895, 2029 $12,125, 2030 $3,004, 2031 $1,329, 2032 $1,463, 2033 $10,137 & 2034 $12,121.

Current Tax Provisions	2014
Federal	$ -
State	-
	$ -

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Cash & Cash Equivalents

Cash & Cash Equivalents includes all monies in banks and highly liquid instruments with maturity dates of less than three months.

Concentrations of Credit Risk Arising from Cash Deposits

The company maintains amounts in bank deposits accounts that have not exceeded federally insured limits.

NOTE 2 – BROKER DEALER UNDER SEC RULE 15c3-1 PARAGRAPH (a)(2)(v)

The company is registered with the Securities and Exchange Commission as a broker-dealer. The company operates under paragraph (a)(2)(v) of 15c3-1 and maintains a "Special Reserve Bank Account for the Exclusive Benefit of Customers." The company, operating under paragraph (a)(2)(v), promptly transmits all funds received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to customers. No customer funds were received in the current year.

NOTE 3 – NET CAPITAL REQUIREMENT

The company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that the company maintain minimum net capital, as defined, of $25,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2014, the company had net capital of $32,449. This amount exceeded the required net capital by $7,449. The company's aggregate indebtedness ratio to net capital was 133.75% for the year ended December 31, 2014.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cost and fair value of cash and cash equivalents and marketable equity securities at December 31, 2014 are as follows:

	Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Level 1- Cash and Cash Equivalents	$ 36,666	-	-	$ 36,666
Level 1- Marketable Equity Securities	-	-	-	-
Total- Level 1	**$ 36,666**	**$ -**	**$ -**	**$ 36,666**

The company had no transfers into or out of Level 1 fair value instruments during 2014, nor did it hold any Level 2 or Level 3 financial instruments during 2014.

NOTE 5 – LEASING ARRANGEMENTS

The company has a month to month operating lease for its office facility.

NOTE 6 – NOTE PAYABLE

The company has a current note payable due January 2015 (last installment). The interest rate is 10.09%.

NOTE 7 – UNCERTAINTIES, CONTINGENCIES & RISKS

The company has not accrued a loss contingency as there is no indication that is probable or reasonably possible that an asset has been impaired or a liability had been incurred through February 25, 2015.

NOTE 8 – FINRA RISK-BASED EXAMINATION

There is an open examination as of February 25, 2015.

NOTE 9 – SUBSEQUENT EVENTS

These financial statements considered subsequent events through February 25, 2015 the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SOVEREIGN LEGACY SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2014

		2014
TOTAL STOCKHOLDERS' EQUITY	$	53,609
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		(21,010)
TENTATIVE NET CAPITAL		32,599
Haircut on securities		150
NET CAPITAL	$	**32,449**
AGGREGATE INDEBTNESS		
Accrued expenses and other current liabilities		43,400
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL		133.75%
MINIMUM NET CAPITAL REQUIRED		25,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIRED		7,449

RECONCILIATION WITH COMPANY'S COMPUTATION IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2014

Net capital as reported in Company's Part II:		
Unaudited Focus Report		33,648
Audit adjustment for accrued and other expenses		(1,199)
NET CAPITAL PER ABOVE	$	**32,449**

BG&M

BARHAM GUY & MCKNIGHT, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

bgmpa.com

James M. Barham, CPA
Stephen M. Guy, CPA
Thomas G. McKnight, CPA

211 E. Six Forks Rd, Suite 112
Raleigh, NC 27609-7743
919-828-7722 tel
919-828-7758 fax

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Sovereign Legacy Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Provision Under Rule 15c3-3 Report, in which (1) Sovereign Legacy Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Sovereign Legacy Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (provision— (2)(ii)] the "exemption provision") and (2) Sovereign Legacy Securities, Inc. stated that Sovereign Legacy Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Sovereign Legacy Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sovereign Legacy Securities, Inc. compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)([provision— (2)(ii)]) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Barham Guy & McKnight, PA

Barham Guy & McKnight, PA
Raleigh, North Carolina
February 25, 2015

Sovereign Legacy Securities, Inc.
Exemption Provision Under Rule 15c3-3 Report
For the Year Ended December 31, 2014

Sovereign Legacy Securities, Inc. is claiming, under its best knowledge and belief, exemption 17 C.F.R. 240.15c3-3, provision k(2)(ii), "All customer transactions cleared through another broker-dealer on a fully disclosed basis."

Sovereign Legacy Securities, Inc. met, under its best knowledge and belief, exemption 15c3-3, provision k(2)(ii) throughout the year ended December 31,2014 without exception. No customer funds were received by Sovereign Legacy Securities, Inc. during 2014.

See Independent Registered Public Accounting Firm Review Report

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2128**********************MIXED AADC 220
000621 FINRA DEC
SOVEREIGN LEGACY SECURITIES INC
P O BOX 2299
540 NW BROAD ST
SOUTHERN PINES NC 28387-4805

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 485

B. Less payment made with SIPC-6 filed (**exclude interest**) (160)

8·6·14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 328

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 328

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 328

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SLS, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRES
(Title)

Dated the 26 day of FEB, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2014**
and ending **12/31/2014**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 386,645.-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	384,691.-
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	384,691.-
2d. SIPC Net Operating Revenues	$ 1954.-
2e. General Assessment @ .0025	$ 4.88

(to page 1, line 2.A.)